File No. 82-4086



SUPPL



香港電燈集團有限公司

Hongkong Electric Holdings Ltd.

2005 Interim Report

Dlw 9/14

CHAIRMAN'S STATEMENT

Half Year Results

The unaudited consolidated profit of the Group, after tax and Scheme of Control transfers, for the first six months of 2005 amounted to HK$2,287 million, an increase of 4.4% compared to the same period last year. While the profits of The Hongkong Electric Company, Ltd. were below the level recorded last year, this reduction has been more than off-set by the other activities of the Group, particularly our overseas operations which contributed HK$313 million (2004: HK$229 million).

Interim Dividend

The Directors have today declared an interim dividend for 2005 of 58 cents (2004: 58 cents) per share. The dividend will be payable on 23rd September 2005, to shareholders whose names appear in the Company's Register of Members on 22nd September 2005.

The Register of Members will be closed from 15th September 2005 to 22nd September 2005 both days inclusive. To qualify for the interim dividend, transfers should be lodged with the Registrars by 4:00 p.m. on 14th September 2005.

Operations

While economic conditions in Hong Kong were more favourable than during the same period last year, electricity sales were lower than expected due to cooler weather conditions. This cooler weather, together with the effect of various energy saving campaigns, has resulted in electricity unit sales for the first half of 2005 being in line with the same period last year.

Construction of the extension of the Lamma Power Station continues on schedule. The Unit 9 Main Station building and 275kV Switching Station building are substantially complete while the related chimney and underground works continue on target. Erection of the power block is on track for the scheduled commissioning in mid 2006.

The laying of the 93km submarine gas pipeline from Shenzhen to Lamma Power Station has been completed and will be ready to receive gas by May 2006. Construction of the LNG Terminal in Shenzhen, in which the Group has a 3% interest, is in progress and completion is targeted for June 2006.

The Hongkong Electric Company's (HEC) 2004-2008 Financial Plan was approved by the Executive Council on 28th June 2005. The approved Plan requires capital expenditure totaling approximately $12 billion in the five years to 2008. This expenditure is essential to enable HEC to continue to meet its customers' demands for electricity and at the same time continuing to improve the environment. Approved items in the Plan include the commissioning of a 300 MW gas-fired unit and related facilities at Lamma Power Station Extension; the conversion of an oil-fired unit to a gas-fired unit; the construction and commissioning of a commercial-scale wind turbine of about 800 kW at Tai Ling, Lamma Island; and the retrofitting of two coal-fired units with Low Nitrogen Oxides burners and Flue Gas Desulphurization plants. The Plan does not include any capital expenditure related to assets which will be commissioned after 2008.

HEC made a submission to Government in April 2005 outlining its views on the wide range of issues covered in the consultation document entitled "Stage I Consultation on the Future Development of the Electricity Market", circulated by Government at the end of January 2005. In all, Government received 766 written submissions from different sectors of the community and 175 messages through the dedicated discussion forums on their websites. It was pleasing to note that a clear majority of respondents who expressed a view considered a reliable and safe supply of electricity as the primary regulatory objective, and that a continuation of a Scheme of Control style arrangement was the preferred method of regulation. HEC shares these views.

Overseas, our operations in Australia continued to perform well. Solid financial performance was achieved largely due to increasing consumption and a continued focus on operational efficiency, although reliability was adversely affected by extreme storm activity experienced earlier in the year. The distribution price review process for ETSA was satisfactorily concluded with the regulator in May and a new tariff regime was set for five years commencing 1st July 2005. The equivalent process for Powercor and CitiPower is ongoing with the new tariff regime to take effect on 1st January 2006.

In Thailand, significant progress has been made by Ratchaburi Power Company. All environmental approvals and a construction permit have been obtained for the 1,400 MW gas-fired power plant project, and an equipment supply and construction contract has been concluded. Construction is due to commence early next year, with commissioning due in 2008. The financing package for this project is now at an advanced stage.

The acquisition of Northern Gas Networks Limited was completed in June. The Group has a 19.9% interest in this business, which is one of the eight regulated gas distribution networks in the United Kingdom.

Outlook

In Hong Kong, improving economic conditions will, if coupled with more normal weather patterns, continue to stimulate electricity consumption. Further improving productivity, operational efficiency, and the environment will continue to be prime objectives of the management team. However, while consumers continue to benefit from coal supply arrangements entered into at prices well below the unprecedented high levels seen recently, prices remain well above historical normal levels and this continues to be a concern.

We look forward to the second phase of the public consultation process designed to assist in the formulation of a regulatory framework to succeed the current Scheme of Control Agreement which expires in 2008. The second phase is anticipated to be launched by Government by the end of this year and we welcome the opportunity to continue to participate in a rational discussion on this vitally important issue.

Overseas, we are confident that the challenges faced by the businesses in which we have an interest will be favourably resolved. These challenges include obtaining a satisfactory outcome in the tariff review process for Powercor and CitiPower in Australia, concluding a financing package and commencing construction of the power station by Ratchaburi Power Company in Thailand, and ensuring that Northern Gas Networks achieves its operational and financial targets during the early stages of new ownership in the United Kingdom. We have gained valuable experience in managing these businesses and this, together with our strong financial position, encourages us to continue to explore new business opportunities which offer stable returns with manageable risks.

I take this opportunity to thank the Board, the Management Team and all staff for their many contributions, loyal service and dedicated hard work; and the Shareholders for their continued support.

George C. Magnus
Chairman

Hong Kong, 11th August 2005

FINANCIAL REVIEW

Capital Expenditure, Liquidity, Financial Resources and Gearing Ratio

Capital Expenditure during the period amounted to HK$1,534 million, which was primarily funded by internal sources and external borrowings. As at 30th June 2005, total external borrowings were HK$15,220 million (at 31st December 2004: HK$12,997 million), comprising unsecured bank loans, unsecured deferred creditors and debt securities in issue. The increase in external borrowings was mainly due to completion of the acquisition of a 19.9% interest in Northern Gas Networks Limited in the United Kingdom in June.

In May 2005, the Group took advantage of the low interest rate environment and issued a second series of HK$500 million 10-year fixed rate notes due May 2015, with a coupon rate of 4.15% p.a. As at 30th June 2005, undrawn committed credit facilities available to the Group totalled HK$2,623 million (at 31st December 2004: HK$5,376 million). In addition, the Group has liquid funds of HK$1,584 million (at 31st December 2004: HK$1,421 million). Overall, the gearing ratio (net debt/shareholders' funds) at 30th June 2005 was 37% (at 31st December 2004: 31%).

Treasury Policies and Capital Structure

The Group continues to ensure that its businesses are financed from a variety of competitive sources and that committed facilities and operating cashflows are sufficient to meet refinancing and business expansion needs.

As at 30th June 2005, external borrowings of the Group amounted to HK$15,220 million, with the following profile:

(1) 56% was either denominated or effectively hedged into Hong Kong dollars and 44% was either denominated or effectively swapped into Australian dollars;

(2) 79% was bank loans, 17% was capital market instruments and 4% was suppliers' credits;

(3) 22% was repayable within 1 year, 58% was repayable between 2 to 5 years and 20% was repayable beyond 5 years;

(4) 70% was fixed or capped rate based and 30% was floating rate.

FINANCIAL REVIEW *(Continued)*

It is the Group's treasury policy not to engage in speculative transactions. Foreign currency transaction exposure is managed in accordance with treasury guidelines, utilising forward contracts and interest and currency swaps. As at 30th June 2005, over 99% of the Group's transaction exposure was either hedged or denominated in Hong Kong or US dollars. Currency exposure arising from overseas investments is partially hedged by taking on local currency borrowings or swapping foreign currency borrowings into the same currency as the underlying investments. Interest rate risk is managed by using interest rate swaps and options. The contractual notional amounts of derivative instruments outstanding at 30th June 2005 amounted to HK$15,284 million (at 31st December 2004: HK$20,598 million) equivalent.

Contingent Liabilities

As at 30th June 2005, the Company has issued guarantees in respect of development security for an associate amounting to HK$33 million (at 31st December 2004: HK$35 million).

As at 30th June 2005, the Company has given guarantees and indemnities in respect of bank and other borrowing facilities available to subsidiaries and financial commitments of subsidiaries totaling HK$8,542 million (at 31st December 2004: HK$11,136 million) equivalent. Out of this amount, HK$8,241 million, while being a contingent liability of the Company, is reflected in the Consolidated Balance Sheet of the Group.

As at 30th June 2005, a wholly owned subsidiary of the Company, The Hongkong Electric Company, Limited, has given guarantees to third parties in respect of a loan scheme for electricity charges of HK$1 million (at 31st December 2004: HK$1 million) and the value of leased equipment of HK$210 million (at 31st December 2004: HK$210 million) at expiry of the lease.

Employees

The Group continues its policy of pay by performance and market pay rates are monitored constantly to ensure competitiveness is maintained. The Group's total remuneration costs for the six months ended 30th June 2005, excluding directors' emoluments, amounted to HK$447 million (2004: HK$468 million). As at 30th June 2005, the Group employed 2,013 (2004: 2,083) permanent staff. No share option scheme is in operation.

Apart from well-established training schemes for university graduates, trainee technicians and apprentices, the Group also provides training for staff in language, computer knowledge, and the latest technology relevant to our industry as well as numerous job-related courses to enhance other more general skills and knowledge of our employees.

UNAUDITED CONSOLIDATED PROFIT AND LOSS ACCOUNT

For the six months ended 30th June 2005

	Note	Six months ended 30th June	
		2005	2004
		HK$ million	HK$ million restated
Turnover	3	**5,363**	5,327
Direct costs		**(1,993)**	(1,989)
		3,370	3,338
Other revenue and net income		**482**	439
Other operating costs		**(409)**	(351)
Finance costs		**(298)**	(302)
Operating profit	4	**3,145**	3,124
Share of profits less losses of associates		**259**	184
Profit before taxation		**3,404**	3,308
Income tax	5	**(659)**	(637)
Profit after taxation		**2,745**	2,671
Scheme of Control transfers to:	6		
Development Fund		**(458)**	(481)
Rate Reduction Reserve		**—**	—
		(458)	(481)
Profit attributable to shareholders			
Local activities		**1,974**	1,961
Overseas activities		**313**	229
Total		**2,287**	2,190
Interim dividend	7	**1,238**	1,238
Earnings per share	8	**107 cents**	103 cents
Interim dividend per share	7	**58 cents**	58 cents

The notes on pages 11 to 20 form part of these financial statements.

CONSOLIDATED BALANCE SHEET

At 30th June 2005

	Note	(Unaudited) 30th June 2005 HK$ million	(Audited) 31st December 2004 HK$ million restated
Non-current assets			
Fixed assets			
— Property, plant and equipment		**38,219**	38,982
— Assets under construction		**5,088**	3,810
	9	**43,307**	42,792
Leasehold land		**2,452**	2,484
Interest in associates		**9,127**	8,914
Other investments		**1,620**	39
Derivative financial instruments		**50**	—
Employee retirement benefit assets		**336**	296
Deferred tax assets		**1**	—
		56,893	54,525
Current assets			
Inventories		**516**	466
Trade and other receivables	*10*	**1,448**	1,069
Fuel Clause Account		**1,125**	1,197
Bank balances and other liquid funds	*11*	**1,591**	1,426
		4,680	4,158
Current liabilities			
Trade and other payables	*12*	**(1,276)**	(1,282)
Bank overdrafts — unsecured		**(7)**	(5)
Current portion of bank loans and other borrowings		**(3,234)**	(1,400)
Current taxation		**(393)**	(229)
		(4,910)	(2,916)
Net current (liabilities)/assets		**(230)**	1,242
Total assets less current liabilities		**56,663**	55,767
Non-current liabilities			
Interest-bearing borrowings		**(11,324)**	(10,832)
Deferred creditors and other payables		**(443)**	(569)
Derivative financial instruments		**(457)**	—
Customers' deposits		**(1,476)**	(1,455)
Deferred tax liabilities		**(5,340)**	(5,237)
Employee retirement benefit liabilities		**(105)**	(102)
		(19,145)	(18,195)
Rate Reduction Reserve		**—**	—
Development Fund		**(458)**	—
Net Assets		**37,060**	37,572
Capital and Reserves			
Share capital	*13*	**2,134**	2,134
Reserves		**34,926**	35,438
		37,060	37,572

The notes on pages 11 to 20 form part of these financial statements.

UNAUDITED CONDENSED CONSOLIDATED CASH FLOW STATEMENT

For the six months ended 30th June 2005

	Six months ended 30th June	
	2005	2004
	HK$ million	HK$ million
Net cash from operating activities	**3,429**	3,327
Net cash used in investing activities	**(3,132)**	(1,229)
Net cash used in financing activities	**(134)**	(1,947)
Net increase in cash and cash equivalents	**163**	151
Cash and cash equivalents at 1st January	**1,421**	460
Cash and cash equivalents at 30th June	**1,584**	611
Analysis of the balances of cash and cash equivalents		
Bank balances and other liquid funds	**1,591**	615
Bank overdrafts — unsecured	**(7)**	(4)
	1,584	611

The notes on pages 11 to 20 form part of these financial statements.

UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the six months ended 30th June 2005

HK$ million	Share Capital	Share Premium	Exchange Reserves	Hedging Reserves	Revenue Reserves	Dividends	Total
At 31st December 2004							
— as previously reported	2,134	4,476	428	—	28,278	2,540	37,856
— effect of changes in accounting policies (see note 2)	—	—	(79)	—	(205)	—	(284)
— as restated	2,134	4,476	349	—	28,073	2,540	37,572
Effect of initial adoption of HKAS 32 & HKAS 39 (see note 2)	—	—	—	(119)	(268)	—	(387)
At 1st January 2005							
— as restated	2,134	4,476	349	(119)	27,805	2,540	37,185
Exchange difference arising on translation of:							
— overseas subsidiaries	—	—	(4)	—	—	—	(4)
— overseas associates	—	—	13	—	—	—	13
Change in fair value of cash flow hedges	—	—	—	105	14	—	119
Net income recognised directly in equity	—	—	9	105	14	—	128
Profit for the period	—	—	—	—	2,287	—	2,287
Total recognised income and expense for the period	—	—	9	105	2,301	—	2,415
Final dividend in respect of the previous year approved and paid	—	—	—	—	—	(2,540)	(2,540)
Interim dividend (see note 7)	—	—	—	—	(1,238)	1,238	—
At 30th June 2005	2,134	4,476	358	(14)	28,868	1,238	37,060

The notes on pages 11 to 20 form part of these financial statements.

HK$ million	Share Capital	Share Premium	Exchange Reserves	Hedging Reserves	Revenue Reserves	Dividends	Total
At 1st January 2004							
— as previously reported	2,134	4,476	513	—	25,776	2,412	35,311
— effect of changes in accounting policies (see note 2)	—	—	(69)	—	(182)	—	(251)
— as restated	2,134	4,476	444	—	25,594	2,412	35,060
Exchange difference arising on translation of:							
— overseas subsidiaries	—	—	(59)	—	—	—	(59)
— overseas associates (as restated)	—	—	(33)	—	—	—	(33)
Net expense recognised directly in equity	—	—	(92)	—	—	—	(92)
Profit for the period (as restated)	—	—	—	—	2,190	—	2,190
Total recognised income and expense for the period	—	—	(92)	—	2,190	—	2,098
Final dividend in respect of the previous year approved and paid	—	—	—	—	—	(2,412)	(2,412)
Interim dividend (see note 7)	—	—	—	—	(1,238)	1,238	—
At 30th June 2004	2,134	4,476	352	—	26,546	1,238	34,746

The notes on pages 11 to 20 form part of these financial statements.

NOTES ON THE UNAUDITED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in Hong Kong Dollars)

1. Review of Condensed Interim Financial Statements

The condensed interim financial statements are unaudited, but have been reviewed by the Audit Committee.

2. Basis of Preparation

The condensed interim financial statements have been prepared in accordance with the requirements set out in Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and the Hong Kong Accounting Standard 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA").

The same accounting policies adopted in the 2004 annual financial statements have been applied to the condensed interim financial statements except those mentioned below.

HKICPA has issued a number of new and revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards ("new HKFRSs") which are effective for the accounting periods beginning on or after 1st January 2005. In 2005, the Group has adopted all new HKFRSs pertinent to its operations. The applicable HKFRSs are set out below and the 2004 accounts have been restated in accordance with the relevant requirements.

HKAS 1	Presentation of Financial Statements
HKAS 2	Inventories
HKAS 7	Cash Flow Statements
HKAS 8	Accounting Policies, Changes in Accounting Estimates and Errors
HKAS 10	Events after the Balance Sheet Date
HKAS 11	Construction Contracts
HKAS 12	Income Taxes
HKAS 14	Segment Reporting
HKAS 16	Property, Plant and Equipment
HKAS 17	Leases
HKAS 18	Revenue
HKAS 19	Employee Benefits
HKAS 21	The Effects of Changes in Foreign Exchange Rates
HKAS 23	Borrowing Costs
HKAS 24	Related Party Disclosures
HKAS 27	Consolidated and Separate Financial Statements
HKAS 28	Investments in Associates
HKAS 32	Financial Instruments: Disclosure and Presentation
HKAS 33	Earnings Per Share
HKAS 34	Interim Financial Reporting
HKAS 36	Impairment of Assets
HKAS 37	Provisions, Contingent Liabilities and Contingent Assets
HKAS 38	Intangible Assets

2. **Basis of Preparation** *(continued)*

HKAS 39	Financial Instruments: Recognition and Measurement
HKAS 40	Investment Property
HKFRS 3	Business Combinations
HK(SIC)-INT 32	Intangible Assets — Web Site Costs
HK-INT 4	Leases — Determination of the Length of Lease Term in respect of Hong Kong Land Leases

The adoption of HKAS 1, 2, 7, 8, 10, 11, 12, 14, 16, 18, 19, 21, 23, 24, 27, 33, 34, 37, 40 and HK(SIC)-INT 32 did not result in substantial changes to the Group's accounting policies. In summary, these HKASs and HK(SIC)-INT affect certain presentation in the consolidated balance sheet, consolidated profit and loss account and consolidated statement of changes in equity, and disclosure of accounts.

The adoption of HKAS 36, HKAS 38 and HKFRS 3 has resulted in a change in the accounting policy relating to goodwill. Positive goodwill was previously amortised on a straight-line basis over its estimated useful life. In accordance with the provisions of HKFRS 3, the Group ceased amortization of goodwill from 1st January 2005 and the adoption of these standards have no impact to the Group's results and net asset value.

The adoption of HKAS 17 and HK-INT 4 has resulted in a change in accounting policy relating to leasehold land. Leasehold land and buildings were previously carried at cost less accumulated depreciation and impairment losses. In accordance with the provisions of HKAS 17 and HK-INT 4, a lease of land and building should be split into a lease of land and a lease of building in proportion to the relative fair values of the leasehold interests in the land element and the building element of the lease at the inception of the lease. The lease premium for land is stated at cost and amortised over the period of the lease. The leasehold building is stated at cost less accumulated depreciation and impairment losses. HKAS 17 and HK-INT 4 have been applied prospectively. The main reason for not applying HKAS 17 and HK-INT 4 retrospectively is that the Management considered the impact is immaterial.

The adoption of HKAS 28 has resulted in a change in accounting policy relating to investments in associates. In accordance with the provisions of HKAS 28, recognition of the share of associate's losses under equity method is broadened by including other long-term non-equity interests, which in substance form part of the net investment of an associate. HKAS 28 has been applied retrospectively.

The adoption of HKAS 32 and HKAS 39 has resulted in a change in accounting policy for recognition, measurement, derecognition, presentation and disclosure of financial instruments, including non-derivative financial assets, non-derivative financial liabilities and derivative instruments for hedging activities. In accordance with the provisions of HKAS 39, financial instruments will be carried at either amortised cost or fair value, depending on their classification. Movements in fair value will be either charged to profit and loss account or taken to equity. The Group took the exemption which was allowed under HKAS 32 and HKAS 39 not to restate its comparative information. It therefore adopted HKAS 32 and HKAS 39 at 1st January 2005.

2. Basis of Preparation *(continued)*

Effect of changes in the accounting policies on consolidated profit and loss account:

$ million	Effect of adopting HKAS 17 & HK-INT 4	HKAS 28	HKAS 32 & HKAS 39	Total
For the six months ended 30th June 2005:				
Increase in direct costs	(2)	—	—	(2)
Increase in other operating costs	—	—	(2)	(2)
Increase in share of profits less losses of associates	—	83	—	83
Increase in income tax	—	(40)	—	(40)
Total increase/(decrease) in profit	(2)	43	(2)	39
Increase in earning per share (cents)	—	2	—	2
For the six months ended 30th June 2004:				
Decrease in share of profits less losses of associates	—	(27)	—	(27)
Increase in income tax	—	(11)	—	(11)
Total decrease in profit	—	(38)	—	(38)
Decrease in earning per share (cents)	—	(1)	—	(1)

2. Basis of Preparation *(continued)*

Effect of changes in the accounting policies on consolidated balance sheet:

$ million	Effect of adopting HKAS 17 & HK-INT 4	HKAS 28	HKAS 32 & HKAS 39	Total
At 30th June 2005				
Increase/(decrease) in assets				
Fixed assets — property, plant and equipment	(2,295)	—	—	(2,295)
Fixed assets — assets under construction	(159)	—	—	(159)
Leasehold land	2,452	—	—	2,452
Interest in associates	—	(499)	137	(362)
Derivative financial instruments	—	—	50	50
Deferred tax assets	—	—	1	1
Trade and other receivables (current)	—	—	27	27
Increase/(decrease) in liabilities/equity				
Trade and other payables (current)	—	—	28	28
Current portion of bank loans and other borrowings	—	—	1	1
Interest-bearing borrowings	—	—	(251)	(251)
Derivative financial instruments	—	—	457	457
Exchange reserves	—	(86)	—	(86)
Hedging reserves	—	—	(14)	(14)
Revenue reserves	(2)	(413)	(6)	(421)
At 1st January 2005 (Equity only)				
Decrease in equity				
Hedging reserves	—	—	(119)	(119)
Revenue reserves	—	(264)	(4)	(268)
At 31st December 2004				
Increase/(decrease) in assets				
Fixed assets — property, plant and equipment	(2,326)	—	—	(2,326)
Fixed assets — assets under construction	(158)	—	—	(158)
Leasehold land	2,484	—	—	2,484
Interest in associates	—	(284)	—	(284)
Decrease in equity				
Exchange reserves	—	(79)	—	(79)
Revenue reserves	—	(205)	—	(205)
At 1st January 2004 (Equity only)				
Decrease in equity				
Exchange reserves	—	(69)	—	(69)
Revenue reserves	—	(182)	—	(182)

3. Turnover and Segmental Information

The analyses of the principal activities and geographical locations of the operations of the Group during the financial period are as follows:

	Turnover Six months ended 30th June		Operating profit Six months ended 30th June	
	2005	2004	**2005**	2004
	$ million	$ million	**$ million**	$ million
Principal activities				
Sales of electricity and its related income	**5,338**	5,303	**2,998**	3,029
Technical service fees	**25**	24	**5**	3
Unallocated and other items	**—**	—	**—**	2
	5,363	5,327	**3,003**	3,034
Interest income			**459**	435
Finance costs			**(298)**	(302)
Unallocated group expenses			**(19)**	(43)
Operating profit			**3,145**	3,124

Geographical locations of operations

	Turnover Six months ended 30th June	
	2005	2004
	$ million	$ million
Hong Kong	**5,355**	5,322
Rest of Asia, Australia and other locations	**8**	5
	5,363	5,327

4. Operating Profit

	Six months ended 30th June	
	2005	2004
	$ million	$ million restated
Operating profit is shown after charging/(crediting):		
Finance costs		
Interest on borrowings	**361**	349
Less: interest capitalised to fixed assets	**(59)**	(45)
interest transferred to fuel cost	**(4)**	(2)
	298	302
Depreciation		
Depreciation charges for the period	**999**	1,004
Less: depreciation capitalised	**(69)**	(72)
	930	932
Amortisation of leasehold land	**29**	27
Net profit on disposal of fixed assets	**13**	—

5. Income Tax

	Six months ended 30th June	
	2005	2004
	$ million	$ million restated
Current Tax		
The Company and its subsidiaries — Hong Kong	**437**	463
Deferred Tax		
The Company and its subsidiaries — Hong Kong	**103**	59
Associates — Overseas	**119**	115
	222	174
Total	**659**	637

Hong Kong Profits Tax has been provided for at the rate of 17.5% (2004: 17.5%) based on the estimated assessable profits for the period. Overseas taxation has been provided for at the applicable rate on the estimated assessable profit.

6. Scheme of Control Transfers

The Scheme of Control transfers are a mid year notional transfer. The actual Scheme of Control transfers can only be determined in accordance with the Scheme of Control at the year end.

7. Interim Dividend

After the balance sheet date, the interim dividend declared by the Board of Directors is as follows:

	Six months ended 30th June	
	2005	2004
	$ million	$ million
Interim dividend of 58 cents per share (2004: 58 cents per share)	**1,238**	1,238

8. Earnings Per Share

The calculation of earnings per share is based on the profit attributable to shareholders of $2,287 million (2004 restated: $2,190 million) and 2,134,261,654 shares (2004: 2,134,261,654 shares) in issue during the period.

9. Fixed Assets

During the period, additions to property, plant and equipment amounted to $1,534 million (2004 restated: $984 million). Net book value of property, plant and equipment disposed amounted to $20 million (2004 restated: $12 million).

10. Trade and Other Receivables

	30th June 2005	31st December 2004
	$ million	$ million
Demand Side Management account	**46**	46
Debtors (see note below)	**1,402**	1,023
	1,448	1,069
Debtors' ageing is analysed as follows:		
Within 1 month	**736**	528
1 to 3 months overdue	**26**	25
More than 3 months overdue but less than 12 months overdue	**11**	10
Total trade debtors (see note below)	**773**	563
Deposits, prepayments and other receivables	**629**	460
	1,402	1,023

Electricity bills issued to domestic, small industrial, commercial and miscellaneous customers of electricity supplies are due upon presentation whereas maximum demand customers are allowed a credit period of 16 working days. If settlements by maximum demand customers are received after the credit period, The Hongkong Electric Company, Limited is entitled to add a surcharge of 5% to the respective bills.

11. Bank Balances and Other Liquid Funds

	30th June 2005 $ million	31st December 2004 $ million
Time deposits	**1,579**	1,415
Cash at bank and in hand	**12**	11
	1,591	1,426

12. Trade and Other Payables

	30th June 2005 $ million	31st December 2004 $ million
Creditors (see note below)	**1,064**	1,070
Current portion of deferred creditors	**212**	212
	1,276	1,282
Creditors' ageing is analysed as follows:		
Due within 1 month	**350**	440
Due between 1 month and 3 months	**109**	236
Due between 3 months and 12 months	**571**	366
	1,030	1,042
Other payables	**34**	28
	1,064	1,070

13. Share Capital

	Number of Shares	**30th June 2005 $ million**	31st December 2004 $ million
Authorised			
Ordinary shares of $1 each	3,300,000,000	**3,300**	3,300
Issued and fully paid			
Ordinary shares of $1 each	2,134,261,654	**2,134**	2,134

There were no movements in the share capital of the Company during the period.

14. Material Related Party Transactions

The Group had the following material related party transactions during the period:

(a) Associates

	Six months ended 30th June	
	2005	2004
	$ million	$ million
Interest income	**(432)**	(422)

The related party transactions were conducted in accordance with the terms as disclosed in the latest published annual financial statements.

(b) Other Related Parties

On 10th September 2004, Hongkong Electric Holdings Limited ("HEH") and Cheung Kong Infrastructure Holdings Limited ("CKI") entered into an agreement under which HEH agreed to purchase, or procure the purchase by its wholly-owned subsidiary, of the entire issued share capital of Alpha Central Profits Limited ("Alpha"). Alpha is a wholly-owned indirect subsidiary of CKI that owns 19.9% of the issued share capital of Gas Network Limited (currently known as Northern Gas Networks Holdings Limited). Gas Network Limited has agreed to acquire Blackwater F Limited ("Blackwater") (currently known as Northern Gas Networks Limited), a wholly-owned subsidiary of Transco plc that owns the North of England Gas Distribution Network business in the United Kingdom. Prior to completion of the Blackwater acquisition, Alpha will subscribe approximately £104,276,000 for new share capital in Gas Network Limited, which will represent approximately 19.9% of the net consideration payable by Gas Network Limited on completion of the Blackwater acquisition. The Blackwater acquisition was completed on 1st June 2005.

15. Commitments

The Group's outstanding commitments not provided for in the financial statements were as follows:

	30th June 2005	31st December 2004
	$ million	$ million
Contracted for:		
Capital expenditure	**2,182**	2,961
Investment in associate	**296**	312
Other investments	**—**	1,581
	2,478	4,854
Authorised but not contracted for:		
Capital expenditure	**6,561**	7,195

16. Contingent Liabilities

At 30th June 2005, there were contingent liabilities as follows:

— The Company has issued guarantees in respect of development security for an associate amounting to $33 million (at 31st December 2004: $35 million).

— The Company has given guarantees and indemnities in respect of bank and other borrowing facilities available to subsidiaries and financial commitments of subsidiaries totaling $8,542 million (at 31st December 2004: $11,136 million) equivalent.

— A wholly owned subsidiary of the Company, The Hongkong Electric Company, Limited, has given guarantees to third parties in respect of a loan scheme for electricity charges of HK$1 million (at 31st December 2004: $1 million) and the value of leased equipment of HK$210 million (at 31st December 2004: HK$210 million) at expiry of the lease.

17. Comparative Figures

Certain comparative figures have been reclassified to confirm with the current period's presentation, details of which are set out in note 2.

OTHER INFORMATION

Purchase, Sale or Redemption of Shares

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's issued shares during the period under review.

Code on Corporate Governance Practices

With the exception that non-executive directors are not appointed for a specific term, the Company has complied with the applicable code provisions set out in the new Code on Corporate Governance Practices contained in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules") during the accounting period covered by this Interim Report. The non-executive directors shall not be appointed for a specific term as under the Company's Articles of Association, they will have to retire from office by rotation and be re-elected once every three years.

Model Code for Securities Transactions by Directors

The Board of Directors of the Company has adopted the Model Code for Securities Transactions by Directors ("Model Code") set out in Appendix 10 of the Listing Rules as its own code. Having made specific enquiry with all Directors, the Company has ascertained that all of its Directors have complied with the required standard set out in the Model Code during the accounting period covered by this Interim Report.

Directors' Interests

At 30th June 2005, the interests of the Directors in the issued share capital of the Company and its associated corporations (within the meaning of the Securities and Futures Ordinance ("SF Ordinance")) as recorded in the register required to be kept under section 352 of the SF Ordinance were as follows:

Long Positions in Shares and Underlying Shares of the Company

Name of Director	Capacity	Nature of Interests	Number of Shares Held	Number of Underlying Shares Held	Total	Approximate % of Shareholding
Victor Li Tzar-kuoi	Interest of child or spouse	Family	151,000	—	850,740,813	39.86%
	Beneficiary of trusts	Other	829,599,612 *(Note 1)*	20,990,201 *(Note 2)*		
Ronald Joseph Arculli	Interest of controlled corporation	Corporate	2,011	—	2,011	≃0%
Francis Lee Lan-yee	Beneficial owner	Personal	739	—	739	≃0%

Notes:

(1) *These shares are held by subsidiaries of Cheung Kong Infrastructure Holdings Limited ("CKI").*

The discretionary beneficiaries of each of The Li Ka-Shing Unity Discretionary Trust ("DT1") and another discretionary trust ("DT2") are, inter alia, Mr. Victor Li Tzar-kuoi, his wife and children, and Mr. Richard Li Tzar-kai. Each of Li Ka-Shing Unity Trustee Corporation Limited ("TDT1", which is the trustee of DT1) and Li Ka-Shing Unity Trustcorp Limited ("TDT2", which is the trustee of DT2) holds units in The Li Ka-Shing Unity Trust ("UT1") but is not entitled to any interest or share in any particular property comprising the trust assets of the said unit trust. Li Ka-Shing Unity Trustee Company Limited ("TUT1") as trustee of UT1 and its related companies in which TUT1 as trustee of UT1 is entitled to exercise or control the exercise of one-third or more of the voting power at their general meetings ("TUT1 related companies") hold more than one-third of the issued share capital of Cheung Kong (Holdings) Limited ("CKH"). Certain subsidiaries of CKH in turn together hold more than one-third of the issued share capital of Hutchison Whampoa Limited ("HWL"). A subsidiary of HWL in turn holds more than one-third of the issued share capital of CKI.

The entire issued share capital of TUT1 and of the trustees of DT1 and DT2 are owned by Li Ka-Shing Unity Holdings Limited ("Unity Holdco"). Each of Mr. Li Ka-shing, Mr. Victor Li Tzar-kuoi and Mr. Richard Li Tzar-kai is interested in one-third of the entire issued share capital of Unity Holdco. TUT1 is only interested in the shares of CKH by reason only of its obligation and power to hold interests in those shares in its ordinary course of business as trustee and, when performing its functions as trustee, exercises its power to hold interests in the shares of CKH independently without any reference to Unity Holdco or any of Mr. Li Ka-shing, Mr. Victor Li Tzar-kuoi and Mr. Richard Li Tzar-kai as a holder of the shares of Unity Holdco as aforesaid.

By virtue of the above and as a discretionary beneficiary of each of DT1 and DT2 and as a Director of CKH, Mr. Victor Li Tzar-kuoi is taken to have a duty of disclosure in relation to the shares of CKH held by TUT1 as trustee of UT1 and TUT1 related companies, the shares of HWL held by the subsidiaries of CKH, the shares of CKI held by the subsidiary of HWL and the shares of the Company held by the subsidiaries of CKI under the SF Ordinance as a Director of the Company. Although Mr. Richard Li Tzar-kai is interested in one-third of the entire issued share capital of Unity Holdco and is a discretionary beneficiary of each of DT1 and DT2, he is not a director of CKH and has no duty of disclosure in relation to the shares of CKH held by TUT1 as trustee of UT1 and TUT1 related companies under the SF Ordinance.

(2) *Such underlying shares of the Company are held by an indirect wholly owned subsidiary of CKH by virtue of the HK Dollar equity-linked notes due 2007 issued under HK$10,000,000,000 retail note issuance programme.*

By virtue of the interests in the shares of CKH taken to have by Mr. Victor Li Tzar-kuoi under the SF Ordinance as described in Note (1) above which represent more than one-third of the issued share capital of CKH and as a Director of the Company, Mr. Victor Li Tzar-kuoi is taken to have a duty of disclosure in relation to the said interest in the underlying shares of the Company under the SF Ordinance.

Mr. Victor Li Tzar-kuoi, by virtue of his interests as described in Note (1) above and as a Director of the Company, is also deemed to be interested in the shares of subsidiaries and associated companies of the Company held through the Company under the SF Ordinance.

Short Positions in Underlying Shares of the Company

As at 30th June 2005, Mr. Victor Li Tzar-kuoi, as a Director of the Company, was deemed to be interested in 20,990,201 underlying shares of the Company by virtue of the HK Dollar equity-linked notes due 2007 issued under HK$10,000,000,000 retail note issuance programme held by a wholly owned subsidiary of CKH by virtue of his interests in the shares of CKH as described in Note (1) above.

Save as disclosed above, at 30th June 2005, none of the Directors or chief executives had any interests or short positions in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SF Ordinance) which were required to be notified to The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to Part XV of the SF Ordinance or which were recorded in the register required to be kept by the Company under Section 352 of the SF Ordinance, or which were required to be notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors in the Listing Rules.

Interests of Shareholders Discloseable under the SF Ordinance

According to the register kept under Section 336 of the SF Ordinance and information received by the Company, at 30th June 2005, shareholders (other than Directors or chief executives of the Company) who had interests or short positions in the shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Part XV of the SF Ordinance were as follows:

Long Positions in Shares and Underlying Shares of the Company

Name	Capacity	Number of Shares Held	Number of Underlying Shares Held	Total	Approximate % of Shareholding
Silchester International Investors Limited	Investment Manager	106,773,457	—	106,773,457	5.00%
Interman Development Inc.	Beneficial owner	186,736,842 *(Note 1)*	—	186,736,842	8.75%
Venniton Development Inc.	Beneficial owner	197,597,511 *(Note 1)*	—	197,597,511	9.26%
Univest Equity S.A.	Beneficial owner	279,011,102 *(Note 1)*	—	279,011,102	13.07%
Monitor Equities S.A.	Beneficial owner & Interest of controlled corporation	287,211,674 *(Note 1)*	—	287,211,674	13.46%
Hyford Limited	Interest of controlled corporations	829,599,612 *(Note 2)*	—	829,599,612	38.87%
Cheung Kong Infrastructure Holdings Limited	Interest of controlled corporations	829,599,612 *(Note 2)*	—	829,599,612	38.87%
Hutchison Infrastructure Holdings Limited	Interest of controlled corporations	829,599,612 *(Note 3)*	—	829,599,612	38.87%
Hutchison International Limited	Interest of controlled corporations	829,599,612 *(Note 3)*	—	829,599,612	38.87%
Hutchison Whampoa Limited	Interest of controlled corporations	829,599,612 *(Note 3)*	—	829,599,612	38.87%
Cheung Kong (Holdings) Limited	Interest of controlled corporations	829,599,612 *(Note 4)*	20,990,201 *(Note 7)*	850,589,813	39.85%
Li Ka-Shing Unity Trustee Company Limited as trustee of The Li Ka-Shing Unity Trust	Trustee	829,599,612 *(Note 5)*	20,990,201 *(Note 7)*	850,589,813	39.85%
Li Ka-Shing Unity Trustee Corporation Limited as trustee of The Li Ka-Shing Unity Discretionary Trust	Trustee & beneficiary of a trust	829,599,612 *(Note 6)*	20,990,201 *(Note 7)*	850,589,813	39.85%
Li Ka-Shing Unity Trustcorp Limited as trustee of another discretionary trust	Trustee & beneficiary of a trust	829,599,612 *(Note 6)*	20,990,201 *(Note 7)*	850,589,813	39.85%
Li Ka-shing	Founder of discretionary trusts & interest of controlled corporations	829,599,612 *(Note 6)*	20,990,201 *(Note 7)*	850,589,813	39.85%

Short Positions in Underlying Shares of the Company

Name	Capacity	Number of Underlying Shares Held	Approximate % of Shareholding
Cheung Kong (Holdings) Limited	Interest of a controlled corporation	20,990,201 *(Note 7)*	0.98%
Li Ka-Shing Unity Trustee Company Limited as trustee of The Li Ka-Shing Unity Trust	Trustee	20,990,201 *(Note 7)*	0.98%
Li Ka-Shing Unity Trustee Corporation Limited as trustee of The Li Ka-Shing Unity Discretionary Trust	Trustee & beneficiary of a trust	20,990,201 *(Note 7)*	0.98%
Li Ka-Shing Unity Trustcorp Limited as trustee of another discretionary trust	Trustee & beneficiary of a trust	20,990,201 *(Note 7)*	0.98%
Li Ka-shing	Founder of discretionary trusts & interest of controlled corporations	20,990,201 *(Note 7)*	0.98%

Notes:

(1) These are direct or indirect wholly-owned subsidiaries of Hyford Limited ("Hyford") and their interests are duplicated in the same 829,599,612 shares of the Company held by Hyford described in Note (2) below.

(2) Cheung Kong Infrastructure Holdings Limited ("CKI") is deemed to be interested in the 829,599,612 shares of the Company as referred to in Note (1) above as it holds more than one-third of the issued share capital of Hyford indirectly. Its interests are duplicated in the interest of Hutchison Whampoa Limited ("HWL") in the Company described in Note (3) below.

(3) HWL is deemed to be interested in the 829,599,612 shares of the Company as referred to in Note (2) above as it holds more than one-third of the issued share capital of Hutchison International Limited, which holds more than one-third of the issued share capital of Hutchison Infrastructure Holdings Limited ("HIH"). HIH holds more than one-third of the issued share capital of CKI.

(4) Cheung Kong (Holdings) Limited ("CKH") is deemed to be interested in the 829,599,612 shares of the Company as referred to in Note (3) above as certain subsidiaries of CKH hold more than one-third of the issued share capital of HWL.

(5) Li Ka-Shing Unity Trustee Company Limited ("TUT1") as trustee of The Li Ka-Shing Unity Trust ("UT1") is deemed to be interested in those shares of the Company described in Note (4) above as TUT1 as trustee of UT1 and its related companies in which TUT1 as trustee of UT1 is entitled to exercise or control the exercise of one-third or more of the voting power at their general meetings hold more than one-third of the issued share capital of CKH.

(6) *By virtue of the SF Ordinance, each of Mr. Li Ka-shing, being the settlor and may being regarded as a founder of each The Li Ka-Shing Unity Discretionary Trust ("DT1") and another discretionary trust ("DT2") for the purpose of the SF Ordinance, Li Ka-Shing Unity Trustee Corporation Limited ("TDT1") as trustee of DT1 and Li Ka-Shing Unity Trustcorp Limited ("TDT2") as trustee of DT2 is deemed to be interested in the same block of shares TUT1 as trustee of UT1 is deemed to be interested in as referred to in Note (5) above as all issued and outstanding units in UT1 are held by TDT1 as trustee of DT1 and by TDT2 as trustee of DT2. More than one-third of the issued share capital of TUT1 and of the trustees of the said discretionary trusts are owned by Li Ka-Shing Unity Holdings Limited ("Unity Holdco"). Mr. Li Ka-shing owns one-third of the issued share capital of Unity Holdco.*

(7) *The references to 20,990,201 underlying shares of the Company relate to the same block of interest and short position in the underlying shares of the Company which were derived from the HK Dollar equity-linked notes due 2007 issued under HK$10,000,000,000 retail note issuance programme held by a wholly owned subsidiary of CKH. By virtue of the SF Ordinance, each of TUT1, TDT1, TDT2 and Mr. Li Ka-shing is deemed to be interested in the same block of interest and short position in the 20,990,201 underlying shares of the Company held by CKH as described in Note (6) above.*

Save as disclosed above, at 30th June 2005, the Company has not been notified by any persons (other than Directors or chief executives of the Company) who had interests or short positions in the shares or underlying shares of the Company, which would fall to be disclosed to the Company under the provisions of Part XV of the SF Ordinance, or which were recorded in the register required to be kept by the Company under Section 336 of the SF Ordinance.

Disclosure under Rule 13.22 of Chapter 13 of the Listing Rules

In relation to the provision of financial assistance by the Group to certain affiliated companies, a proforma combined balance sheet of the affiliated companies as at 30th June 2005 required to be disclosed under Rule 13.22 of Chapter 13 of the Listing Rules is set out below:

Proforma Combined Balance Sheet of the Affiliated Companies *as at 30th June 2005*	HK$ million
Non-current assets	54,185
Current assets	5,571
Current liabilities	(6,006)
Non-current liabilities	(51,209)
Net assets	2,541
Share capital	322
Reserves	2,219
Capital and reserves	2,541

As at 30th June 2005, the consolidated attributable interest of the Group in these affiliated companies amounted to HK$9,116 million.

(六) *根據證券及期貨條例，李嘉誠先生（為The Li Ka-Shing Unity Discretionary Trust（「DT1」）及另一全權信託（「DT2」）之財產授予人，亦根據證券及期貨條例可能被視為該等信託之成立人），Li Ka-Shing Unity Trustee Corporation Limited（「TDT1」）以DT1信託人身分及Li Ka-Shing Unity Trustcorp Limited（「TDT2」）以DT2信託人身分均被視為持有上述附註（五）所述TUT1以UT1信託人身分被視為持有之本公司股份權益，因UT1全部已發行之信託單位由TDT1以DT1信託人身分及TDT2以DT2的信託人身分持有。TUT1及上述全權信託之信託人三分之一以上已發行股本，由Li Ka-Shing Unity Holdings Limited（「Unity Holdco」）擁有。李嘉誠先生擁有Unity Holdco三分之一已發行股本。*

(七) *上述所提之20,990,201股本公司之相關股份，實指本公司的同一相關股份之權益及淡倉，因長實一家全資附屬公司持有根據港幣10,000,000,000元零售債券發行計劃發行於二零零七年到期之港幣股票掛鈎債券而持有。如上述附註（六）所述，根據證券及期貨條例規定，TUT1、TDT1、TDT2及李嘉誠先生均被視為擁有由長實所持有之20,990,201股本公司相關股份之權益及淡倉。*

除上文披露者外，於二零零五年六月三十日，概無任何人士（本公司董事或最高行政人員除外）曾知會本公司擁有根據證券及期貨條例第XV部之條文須向本公司披露或記載於本公司按證券及期貨條例第三百三十六條存放之登記冊內的本公司股份或相關股份之權益或淡倉。

遵照上市規則第十三章第13.22條須予披露之資料

有關本集團給予若干聯屬公司的財務支援，茲將根據上市規則第十三章第13.22條的規定而須予披露的該等聯屬公司於二零零五年六月三十日之備考合併資產負債表載列如下：

該等聯屬公司之備考合併資產負債表

於二零零五年六月三十日	港幣百萬元
非流動資產	54,185
流動資產	5,571
流動負債	(6,006)
非流動負債	(51,209)
資產淨值	2,541
股本	322
儲備	2,219
資本及儲備	2,541

於二零零五年六月三十日，集團於該等聯屬公司之綜合應佔權益合共為港幣九十一億一千六百萬元。

於相關股份之淡倉

名稱	身分	持有相關股份數目	佔股權之概約百分比
長江實業(集團)有限公司	受控制公司之權益	20,990,201 (附註七)	0.98%
身為The Li Ka-Shing Unity Trust信託人之Li Ka-Shing Unity Trustee Company Limited	信託人	20,990,201 (附註七)	0.98%
身為The Li Ka-Shing Unity Discretionary Trust 信託人之Li Ka-Shing Unity Trustee Corporation Limited	信託人及信託受益人	20,990,201 (附註七)	0.98%
身為另一全權信託人之Li Ka-Shing Unity Trustcorp Limited	信託人及信託受益人	20,990,201 (附註七)	0.98%
李嘉誠	全權信託之成立人及受控制公司之權益	20,990,201 (附註七)	0.98%

附註：

(一)　該等公司乃Hyford Limited(「Hyford」)之直接或間接全資附屬公司，其權益包括在下列附註(二)所述Hyford所持829,599,612股本公司股份之同一股份權益內。

(二)　由於長江基建集團有限公司(「長江基建」)間接持有Hyford三分之一以上已發行股本，因此長江基建被視為持有上述附註(一)所述829,599,612股本公司股份。其權益包括在下列附註(三)所述和記黃埔有限公司(「和記黃埔」)所持之本公司權益內。

(三)　由於Hutchison Infrastructure Holdings Limited持有長江基建三分之一以上已發行股本，和記企業有限公司持有Hutchison Infrastructure Holdings Limited三分之一以上已發行股本，和記黃埔則持有和記企業有限公司三分之一以上已發行股本，因此和記黃埔被視為持有上述附註(二)所述829,599,612股本公司股份。

(四)　由於長江實業(集團)有限公司(「長實」)若干附屬公司持有和記黃埔三分之一以上已發行股本，因此長實被視為持有上述附註(三)所述829,599,612股本公司股份。

(五)　由於Li Ka-Shing Unity Trustee Company Limited(「TUT1」)以The Li Ka-Shing Unity Trust(「UT1」)信託人之身分及若干同為TUT1以UT1信託人之身分擁有在其股東大會上行使或控制行使三分之一以上之投票權之相關公司共同持有長實三分之一以上已發行股本，TUT1以UT1信託人身分被視為持有上述附註(四)所述之本公司股份權益。

根據證券及期貨條例須予披露之股東權益

根據證券及期貨條例第三百三十六條而存放之登記冊之記錄及本公司所收到之資料，於二零零五年六月三十日，於本公司股份或相關股份中擁有根據證券及期貨條例第XV部的條文須向本公司披露的權益或淡倉之股東（本公司董事或最高行政人員除外）如下：

於股份及相關股份之好倉

名稱	身分	持有股份數目	持有相關股份數目	總數	佔股權之概約百分比
Silchester International Investors Limited	投資經理	106,773,457	—	106,773,457	5.00%
Interman Development Inc.	實益擁有人	186,736,842 (附註一)	—	186,736,842	8.75%
Venniton Development Inc.	實益擁有人	197,597,511 (附註一)	—	197,597,511	9.26%
Univest Equity S.A.	實益擁有人	279,011,102 (附註一)	—	279,011,102	13.07%
Monitor Equities S.A.	實益擁有人及受控制公司之權益	287,211,674 (附註一)	—	287,211,674	13.46%
Hyford Limited	受控制公司之權益	829,599,612 (附註二)	—	829,599,612	38.87%
長江基建集團有限公司	受控制公司之權益	829,599,612 (附註二)	—	829,599,612	38.87%
Hutchison Infrastructure Holdings Limited	受控制公司之權益	829,599,612 (附註三)	—	829,599,612	38.87%
和記企業有限公司	受控制公司之權益	829,599,612 (附註三)	—	829,599,612	38.87%
和記黃埔有限公司	受控制公司之權益	829,599,612 (附註三)	—	829,599,612	38.87%
長江實業（集團）有限公司	受控制公司之權益	829,599,612 (附註四)	20,990,201 (附註七)	850,589,813	39.85%
身為The Li Ka-Shing Unity Trust信託人之Li Ka-Shing Unity Trustee Company Limited	信託人	829,599,612 (附註五)	20,990,201 (附註七)	850,589,813	39.85%
身為The Li Ka-Shing Unity Discretionary Trust信託人之Li Ka-Shing Unity Trustee Corporation Limited	信託人及信託受益人	829,599,612 (附註六)	20,990,201 (附註七)	850,589,813	39.85%
身為另一全權信託的信託人之Li Ka-Shing Unity Trustcorp Limited	信託人及信託受益人	829,599,612 (附註六)	20,990,201 (附註七)	850,589,813	39.85%
李嘉誠	全權信託之成立人及受控制公司之權益	829,599,612 (附註六)	20,990,201 (附註七)	850,589,813	39.85%

附註：

(一)　該等股份由長江基建集團有限公司(「長江基建」)之若干附屬公司持有。

The Li Ka-Shing Unity Discretionary Trust (「DT1」) 及另一全權信託 (「DT2」) 之可能受益人包括李澤鉅先生、其妻子與子女，及李澤楷先生。Li Ka-Shing Unity Trustee Corporation Limited (「TDT1」，為DT1之信託人) 及Li Ka-Shing Unity Trustcorp Limited (「TDT2」，為DT2之信託人) 持有若干The Li Ka-Shing Unity Trust (「UT1」) 單位，但此等全權信託並無於該單位信託之任何信託資產物業中具任何利益或股份。Li Ka-Shing Unity Trustee Company Limited (「TUT1」) 以UT1信託人身分及若干同為TUT1以UT1信託人身分擁有在其股東大會上行使或控制行使三分之一以上投票權之相關公司 (「TUT1相關公司」) 共同持有長江實業(集團)有限公司 (「長實」) 三分之一以上之已發行股本。而長實若干附屬公司合共持有和記黃埔有限公司 (「和記黃埔」) 三分之一以上之已發行股本。而和記黃埔一間附屬公司，持有長江基建三分之一以上已發行股本。

TUT1及DT1與DT2信託人之全部已發行股本由Li Ka-Shing Unity Holdings Limited (「Unity Holdco」) 擁有。李嘉誠先生、李澤鉅先生及李澤楷先生各自擁有Unity Holdco三分之一全部已發行股本。TUT1擁有長實之股份權益只為履行其作為信託人之責任及權力而從事一般正常業務，並可以信託人身分獨立行使其持有長實股份權益之權力而毋須向Unity Holdco或上文所述之Unity Holdco股份持有人李嘉誠先生、李澤鉅先生及李澤楷先生徵詢任何意見。

根據證券及期貨條例，李澤鉅先生身為本公司董事，由於根據上文所述及作為DT1及DT2全權信託之可能受益人及身為長實董事，被視為須就由TUT1以UT1信託人身分及TUT1相關公司持有之長實股份、長實附屬公司持有之和記黃埔股份、和記黃埔附屬公司持有之長江基建股份，以及長江基建附屬公司持有之本公司股份申報權益。雖然李澤楷先生擁有Unity Holdco三分之一已發行股本及為DT1及DT2全權信託之可能受益人，惟李澤楷先生並非長實董事，因此根據證券及期貨條例毋須就TUT1以UT1信託人身分及TUT1相關公司持有之長實股份申報權益。

(二)　該等本公司之相關股份，乃長實一家間接持有之全資附屬公司持有根據港幣10,000,000,000元零售債券發行計劃發行於二零零七年到期之港幣股票掛鈎債券而持有。

由於李澤鉅先生按上述附註(一)所述，又根據證券及期貨條例被視作持有長實三分之一以上已發行股本權益，又身為本公司董事，故根據證券及期貨條例規定被視為有責任披露持有該等本公司之相關股份權益。

李澤鉅先生按上述附註(一)所述持有的權益，又身為本公司董事，故根據證券及期貨條例亦被視作透過本公司持有本公司附屬及聯營公司之股份權益。

於相關股份之淡倉

於二零零五年六月三十日，由於李澤鉅先生持有上文附註(一)所述之長實股份權益，又身為本公司董事，故亦被視作持有20,990,201股本公司之相關股份權益，該等相關股份權益乃長實一家全資附屬公司持有根據港幣10,000,000,000元零售債券發行計劃發行於二零零七年到期之港幣股票掛鈎債券而持有。

除上文所披露者外，於二零零五年六月三十日，本公司各董事或最高行政人員概無於本公司或其任何相聯公司(定義見證券及期貨條例第XV部)的股份、相關股份及債券中擁有根據證券及期貨條例第XV部須知會本公司及香港聯合交易所有限公司(「聯交所」)的權益或淡倉，或記載於本公司按證券及期貨條例第三百五十二條而存放之登記冊內的權益或淡倉，或根據聯交所證券上市規則內之上市公司董事進行證券交易的標準守則須知會本公司及聯交所的權益或淡倉。

其他資料

購回、出售或贖回本公司之股份

本公司及其附屬公司於期內並無購回、出售或贖回本公司之股份。

企業管治常規守則

除各非執行董事無指定任期外，本公司在本中期報告所包括會計期間內有遵守載於香港聯合交易所有限公司證券上市規則(「上市規則」)附錄十四之新的企業管治常規守則內適用之守則。由於非執行董事須按本公司組織章程細則至少每三年一次輪值退任並須接受重新選舉，故彼等將不會被委任指定任期。

董事進行證券交易的標準守則

本公司之董事局已採用載於上市規則附錄十之董事進行證券交易的標準守則(「標準守則」)作為其守則。在向所有董事作出查詢後，本公司得悉所有董事在本中期報告所包括會計期間，均有遵守該守則之規定。

董事權益

按照證券及期貨條例第三百五十二條而存放之登記冊所記錄，本公司各董事於二零零五年六月三十日持有本公司及其相聯公司(根據證券及期貨條例之定義)之股份權益如下：

於股份及相關股份之好倉

董事姓名	身分	權益性質	持有股份數目	持有相關股份數目	總數	佔股權之概約百分比
李澤鉅先生	子女或配偶權益	家族權益	151,000	—	850,740,813	39.86%
	信託受益人	其他權益	829,599,612 *(附註一)*	20,990,201 *(附註二)*		
夏佳理先生	受控制公司之權益	公司權益	2,011	—	2,011	≃0%
李蘭意先生	實益擁有人	個人權益	739	—	739	≃0%

十六. 或有負債

於二零零五年六月三十日，本公司有下列之或有債務：

— 本公司就給予聯營公司的開發保證而作出擔保合共三千三百萬元(於二零零四年十二月三十一日為三千五百萬元)。

— 本公司就附屬公司之銀行及其他借款及就附屬公司之財務承擔合共等值八十五億四千二百萬元(於二零零四年十二月三十一日為一百一十一億三千六百萬元)而作出擔保及賠償保證。

— 集團之全資附屬公司香港電燈有限公司就一項電費貸款計劃合共一百萬元(於二零零四年十二月三十一日為一百萬元)及就一項於租約期滿日之二億一千萬元(於二零零四年十二月三十一日為二億一千萬元)設備租賃而向第三者作出擔保。

十七. 比較數字

為符合本期間之呈列基準，已重新分類若干比較數字，有關詳情載於附註二。

十四. 重大有關連人士交易

本集團在期內有以下重大有關連人士交易：

(甲) 聯營公司

	截至六月三十日止之六個月	
	二零零五年 百萬元計	二零零四年 百萬元計
利息收入	**(432)**	(422)

有關連人士交易乃根據最近公佈之全年財務報表內披露的條款進行。

(乙) 其他有關連人士

於二零零四年九月十日，香港電燈集團有限公司(「港燈集團」)與長江基建集團有限公司(「長江基建」)訂立一份協議，港燈集團同意購入，或促使其全資附屬公司購入Alpha Central Profits Limited(「Alpha」)之全部已發行股本。Alpha為長江基建之全資間接附屬公司，擁有Gas Network Limited(現稱為Northern Gas Networks Holdings Limited)已發行股本之百分之十九點九。Gas Network Limited已同意購入Transco plc之全資附屬公司Blackwater F Limited(「Blackwater」)(現稱為Northern Gas Networks Limited)，而Blackwater擁有英國北部氣體分銷業務。於Blackwater收購事項完成前，Alpha將認購Gas Network Limited約一億零四百二十七萬六千英鎊之新股本，將佔Gas Network Limited於Blackwater收購事項完成時須支付之代價淨額約百分之十九點九。收購Blackwater之事項於二零零五年六月一日已告完成。

十五. 承擔

本集團之未償付而又未在財務報表內提撥準備的承擔如下：

	二零零五年 六月三十日 百萬元計	二零零四年 十二月三十一日 百萬元計
已簽約：		
資本支出	**2,182**	2,961
聯營公司的投資	**296**	312
其他投資	**—**	1,581
	2,478	4,854
已批准但未簽約：		
資本支出	**6,561**	7,195

十一. 銀行結存及其他流動資金

	二零零五年六月三十日百萬元計	二零零四年十二月三十一日百萬元計
定期存款	**1,579**	1,415
銀行存款及現金	**12**	11
	1,591	1,426

十二. 應付營業及其他賬項

	二零零五年六月三十日百萬元計	二零零四年十二月三十一日百萬元計
應付賬項(參閱下列附註)	**1,064**	1,070
遞延應付賬項流動部分	**212**	212
	1,276	1,282
應付賬項賬齡分析如下：		
一個月內到期	**350**	440
一個月至三個月內到期	**109**	236
三個月至十二個月內到期	**571**	366
	1,030	1,042
其他應付賬項	**34**	28
	1,064	1,070

十三. 股本

	股數	二零零五年六月三十日百萬元計	二零零四年十二月三十一日百萬元計
法定股本			
每股一元之普通股	3,300,000,000	**3,300**	3,300
已發行及繳足股本			
每股一元之普通股	2,134,261,654	**2,134**	2,134

在期內，本公司的股本並沒有任何變動。

七. 中期股息

在資產負債表日後，董事局宣佈派發中期股息如下：

	截至六月三十日止之六個月	
	二零零五年 百萬元計	二零零四年 百萬元計
中期股息每股五角八分 (二零零四年為每股五角八分)	**1,238**	1,238

八. 每股溢利

每股溢利是按照本期內股東應得溢利二十二億八千七百萬元(二零零四年重報為二十一億九千萬元)及本期內已發行股數2,134,261,654股(二零零四年為2,134,261,654股)計算。

九. 固定資產

本集團於期內增加的物業、機器及設備為十五億三千四百萬元(二零零四年重報為九億八千四百萬元)。而變賣的物業、機器及設備，其賬面淨值為二千萬元(二零零四年重報為一千二百萬元)。

十. 應收營業及其他賬項

	二零零五年 六月三十日 百萬元計	二零零四年 十二月三十一日 百萬元計
電力需求管理賬	**46**	46
應收賬項(參閱下列附註)	**1,402**	1,023
	1,448	1,069
應收賬項賬齡分析如下：		
少於一個月	**736**	528
一至三個月過期未付	**26**	25
超過三個月但少於十二個月過期未付	**11**	10
總應收營業賬項(參閱下列附註)	**773**	563
定金、預付款項及其他應收賬項	**629**	460
	1,402	1,023

發給家庭、小型工業、商業及雜項供電客戶的電費賬單，收到時已到期，須立即繳付。發給最高負荷供電客戶的賬單，將給予十六個工作天的信用期限。最高負荷供電客戶如在信用期限後付賬，則香港電燈有限公司可另加百分之五附加費於賬單內。

四. 經營溢利

	截至六月三十日止之六個月	
	二零零五年 百萬元計	二零零四年 百萬元計 重報
經營溢利已扣除／(計入)下列項目：		
財務成本		
貸款利息	**361**	349
減去：轉作固定資產之利息	**(59)**	(45)
轉作燃料成本之利息	**(4)**	(2)
	298	302
折舊		
期內之折舊費用	**999**	1,004
減去：折舊資本化	**(69)**	(72)
	930	932
租約土地攤銷	**29**	27
變賣固定資產溢利淨額	**13**	—

五. 收益稅

	截至六月三十日止之六個月	
	二零零五年 百萬元計	二零零四年 百萬元計 重報
本期稅項		
本公司及其附屬公司 — 香港	**437**	463
遞延稅項		
本公司及其附屬公司 — 香港	**103**	59
聯營公司 — 海外	**119**	115
	222	174
總數	**659**	637

香港利得稅準備乃按照期內的估計應課稅溢利以稅率百分之十七點五(二零零四年為百分之十七點五)計算。海外稅項準備乃按照估計應課稅溢利以適用的稅率計算。

六. 管制計劃調撥

管制計劃調撥乃一項年中之暫計調撥。管制計劃調撥之確實數目只能於年底結算時根據管制計劃確定。

三. 營業額及分部資料

本集團於本財政期內的主要業務及經營地區分析如下：

	營業額 截至六月三十日止之六個月 二零零五年 百萬元計	營業額 截至六月三十日止之六個月 二零零四年 百萬元計	經營溢利 截至六月三十日止之六個月 二零零五年 百萬元計	經營溢利 截至六月三十日止之六個月 二零零四年 百萬元計
主要業務				
電力銷售及電力有關收入	**5,338**	5,303	**2,998**	3,029
技術服務收入	**25**	24	**5**	3
未分配及其他項目	**—**	—	**—**	2
	5,363	5,327	**3,003**	3,034
利息收入			**459**	435
財務成本			**(298)**	(302)
未分配的集團支出			**(19)**	(43)
經營溢利			**3,145**	3,124

經營地區

	營業額 截至六月三十日止之六個月 二零零五年 百萬元計	營業額 截至六月三十日止之六個月 二零零四年 百萬元計
香港	**5,355**	5,322
其他亞洲國家、澳洲及其他地區	**8**	5
	5,363	5,327

二. 編製的基準 *(續)*

更改會計政策對綜合資產負債表的影響：

百萬元計	香港會計準則第十七號及香港解釋第四號	香港會計準則第二十八號	香港會計準則第三十二號及第三十九號	合計
	採納有關準則的影響			
於二零零五年六月三十日				
資產增加／(減少)				
固定資產				
— 物業、機器及設備	(2,295)	—	—	(2,295)
固定資產				
— 在建造中資產	(159)	—	—	(159)
租約土地	2,452	—	—	2,452
聯營公司權益	—	(499)	137	(362)
衍生金融工具	—	—	50	50
遞延稅項資產	—	—	1	1
應收營業及其他賬項(流動)	—	—	27	27
負債／股本權益增加／(減少)				
應付營業及其他賬項(流動)	—	—	28	28
銀行貸款及其他貸款流動部分	—	—	1	1
計息貸款	—	—	(251)	(251)
衍生金融工具	—	—	457	457
匯兑儲備	—	(86)	—	(86)
對沖儲備	—	—	(14)	(14)
收益儲備	(2)	(413)	(6)	(421)
於二零零五年一月一日(僅股本權益)				
股本權益減少				
對沖儲備	—	—	(119)	(119)
收益儲備	—	(264)	(4)	(268)
於二零零四年十二月三十一日				
資產增加／(減少)				
固定資產				
— 物業、機器及設備	(2,326)	—	—	(2,326)
固定資產				
— 在建造中資產	(158)	—	—	(158)
租約土地	2,484	—	—	2,484
聯營公司權益	—	(284)	—	(284)
股本權益減少				
匯兑儲備	—	(79)	—	(79)
收益儲備	—	(205)	—	(205)
於二零零四年一月一日(僅股本權益)				
股本權益減少				
匯兑儲備	—	(69)	—	(69)
收益儲備	—	(182)	—	(182)

二. 編製的基準（續）

更改會計政策對綜合損益表的影響：

百萬元計	香港會計準則第十七號及香港解釋第四號	採納有關準則的影響 香港會計準則第二十八號	香港會計準則第三十二號及第三十九號	合計
截至二零零五年六月三十日止之六個月：				
直接成本增加	**(2)**	**—**	**—**	**(2)**
其他營運成本增加	**—**	**—**	**(2)**	**(2)**
所佔聯營公司溢利減虧損增加	**—**	**83**	**—**	**83**
收益稅增加	**—**	**(40)**	**—**	**(40)**
溢利合共增加／（減少）	**(2)**	**43**	**(2)**	**39**
每股溢利增加（分）	**—**	**2**	**—**	**2**
截至二零零四年六月三十日止之六個月：				
所佔聯營公司溢利減虧損減少	—	(27)	—	(27)
收益稅增加	—	(11)	—	(11)
溢利合共減少	—	(38)	—	(38)
每股溢利減少（分）	—	(1)	—	(1)

二. 編製的基準 *(續)*

香港會計準則第三十九號	金融工具：確認及計量
香港會計準則第四十號	投資物業
香港財務報告準則第三號	業務合併
香港 (SIC) 解釋第三十二號	無形資產 — 互聯網費用
香港解釋第四號	租賃 — 就香港土地租賃的租賃期的確定

本集團採納香港會計準則第一、二、七、八、十、十一、十二、十四、十六、十八、十九、二十一、二十三、二十四、二十七、三十三、三十四、三十七、四十號及香港 (SIC) 解釋第三十二號對集團的會計政策並無帶來重大改變。概括而言，這些香港會計準則及解釋對綜合資產負債表、綜合損益表及綜合權益變動報表內若干呈列有所影響，及對賬目中若干資料披露有所影響。

本集團採納香港會計準則第三十六號、香港會計準則第三十八號及香港財務報告準則第三號後，有關商譽的會計政策有所改變。在以往，正商譽是以直線法按其估計使用年限攤銷。但根據香港財務報告準則第三號的條文，集團從二零零五年一月一日起停止攤銷商譽，採納這些準則對本集團之業績及資產淨值並沒有構成影響。

本集團採納香港會計準則第十七號及香港解釋第四號後，有關租約土地的會計政策有所改變。在以往，租約土地及樓房是按成本減累計折舊及減值虧損列賬。但根據香港會計準則第十七號及香港解釋第四號的條文，凡土地及樓房的租約，應在租約開始時參照租賃中土地租賃權益與樓房租賃權益的相對公平值，按比例分為土地租賃與樓房租賃兩部分。土地租金按成本列賬並於租賃期內攤銷，租賃樓房按成本減累計折舊及減值虧損列賬。採納香港會計準則第十七號及香港解釋第四號按未來適用法處理，管理層採納香港會計準則第十七號及香港解釋第四號不以追溯方法處理的主要原因是採納這些會計準則對本集團並沒有構成重大影響。

本集團採納香港會計準則第二十八號後，有關於聯營公司的投資的會計政策有所改變。根據香港會計準則第二十八號的條文，按權益法確定所佔聯營公司之虧損將擴大至包括其他長期非股本權益，而該長期非股本權益實質是屬於聯營公司淨投資的一部分。香港會計準則第二十八號已追溯處理。

本集團採納香港會計準則第三十二號及香港會計準則第三十九號後，有關非衍生財務資產、非衍生財務負債及對沖活動之衍生工具等金融工具的確認、計量、不再確認、呈列及資料披露的會計政策有所改變。根據香港會計準則第三十九號的條文，視乎金融工具之分類而定，金融工具將按攤銷成本或公平價值列賬，公平價值之變動扣自損益表或計入儲備內。本集團根據香港會計準則第三十二號及香港會計準則第三十九號可豁免重報比較數字，故採納香港會計準則第三十二號及香港會計準則第三十九號由二零零五年一月一日起。

未經審核簡明中期財務報表附註

（以港幣顯示）

一. 審閱簡明中期財務報表

本簡明中期財務報表乃未經審核，但已由審計委員會作出審閱。

二. 編製的基準

本集團之簡明中期財務報表乃根據香港聯合交易所有限公司證券上市規則附錄十六及香港會計師公會所頒佈之香港會計準則第三十四號「中期財務報告」之有關要求所編製而成。

除以下所述外，本簡明中期財務報表所採用之會計政策與編製二零零四年全年財務報表所用者相同。

香港會計師公會已頒佈多項全新及經修訂的香港財務報告準則及香港會計準則（「新準則」），並於二零零五年一月一日或其後開始的會計期間生效。本集團在二零零五年採納所有與本集團業務有關的新準則。以下所載為適用的新準則，而二零零四年度的賬目已經根據有關規定重報。

香港會計準則第一號	財務報表的呈列
香港會計準則第二號	存貨
香港會計準則第七號	現金流量表
香港會計準則第八號	會計政策、會計估計的變更以及差錯
香港會計準則第十號	資產負債表日以後事項
香港會計準則第十一號	建造合同
香港會計準則第十二號	收益稅
香港會計準則第十四號	分部報告
香港會計準則第十六號	物業、廠房及設備
香港會計準則第十七號	租賃
香港會計準則第十八號	收入
香港會計準則第十九號	僱員福利
香港會計準則第二十一號	外幣匯率變動的影響
香港會計準則第二十三號	借款費用
香港會計準則第二十四號	有關連人士披露
香港會計準則第二十七號	綜合及獨立財務報表
香港會計準則第二十八號	於聯營公司的投資
香港會計準則第三十二號	金融工具：披露及呈列
香港會計準則第三十三號	每股盈利
香港會計準則第三十四號	中期財務報告
香港會計準則第三十六號	資產耗蝕
香港會計準則第三十七號	撥備、或有負債及或有資產
香港會計準則第三十八號	無形資產

港幣百萬元計	股本	股本溢價	匯兌儲備	對沖儲備	收益儲備	股息	總數
二零零四年一月一日							
一早期呈報	2,134	4,476	513	—	25,776	2,412	35,311
一更改會計政策的影響（參閱附註二）	—	—	(69)	—	(182)	—	(251)
一已重報	2,134	4,476	444	—	25,594	2,412	35,060
換算下列各項的匯兌差額：							
一海外附屬公司	—	—	(59)	—	—	—	(59)
一海外聯營公司（已重報）	—	—	(33)	—	—	—	(33)
在股本權益直接確認的淨開支	—	—	(92)	—	—	—	(92)
本期溢利（已重報）	—	—	—	—	2,190	—	2,190
本期確認的收益及開支總額	—	—	(92)	—	2,190	—	2,098
已核準並派發之上年度末期股息	—	—	—	—	—	(2,412)	(2,412)
中期股息（參閱附註七）	—	—	—	—	(1,238)	1,238	—
二零零四年六月三十日	2,134	4,476	352	—	26,546	1,238	34,746

載於第十一頁至第二十頁之附註為本財務報表之一部分。

未經審核綜合權益變動報表

截至二零零五年六月三十日止之六個月

港幣百萬元計	股本	股本溢價	匯兑儲備	對沖儲備	收益儲備	股息	總數
二零零四年十二月三十一日							
一早期呈報	2,134	4,476	428	–	28,278	2,540	37,856
一更改會計政策的影響（參閱附註二）	–	–	(79)	–	(205)	–	(284)
一已重報	2,134	4,476	349	–	28,073	2,540	37,572
首次採用香港會計準則第三十二號及第三十九號引起的影響（參閱附註二）	–	–	–	(119)	(268)	–	(387)
二零零五年一月一日							
一已重報	2,134	4,476	349	(119)	27,805	2,540	37,185
換算下列各項的匯兑差額：							
一海外附屬公司	–	–	(4)	–	–	–	(4)
一海外聯營公司	–	–	13	–	–	–	13
現金流對沖的公平價值變動	–	–	–	105	14	–	119
在股本權益直接確認的淨收益	–	–	9	105	14	–	128
本期溢利	–	–	–	–	2,287	–	2,287
本期確認的收益及開支總額	–	–	9	105	2,301	–	2,415
已核準並派發之上年度末期股息	–	–	–	–	–	(2,540)	(2,540)
中期股息（參閱附註七）	–	–	–	–	(1,238)	1,238	–
二零零五年六月三十日	2,134	4,476	358	(14)	28,868	1,238	37,060

載於第十一頁至第二十頁之附註為本財務報表之一部分。

未經審核簡明綜合現金流量表

截至二零零五年六月三十日止之六個月

	截至六月三十日止之六個月	
	二零零五年	二零零四年
	港幣百萬元計	港幣百萬元計
來自營運活動之現金淨額	**3,429**	3,327
用於投資活動之現金淨額	**(3,132)**	(1,229)
用於融資活動之現金淨額	**(134)**	(1,947)
現金及現金等值項目之增加淨額	**163**	151
於一月一日之現金及現金等值項目	**1,421**	460
於六月三十日之現金及現金等值項目	**1,584**	611
現金及現金等值結存分析		
銀行結存及其他流動資金	**1,591**	615
銀行透支－無抵押	**(7)**	(4)
	1,584	611

載於第十一頁至第二十頁之附註為本財務報表之一部分。

綜合資產負債表

於二零零五年六月三十日

	附註	(未經審核) 二零零五年 六月三十日 港幣百萬元計	(經審核) 二零零四年 十二月三十一日 港幣百萬元計 重報
非流動資產			
固定資產			
一物業、機器及設備		**38,219**	38,982
一在建造中資產		**5,088**	3,810
	九	**43,307**	42,792
租約土地		**2,452**	2,484
聯營公司權益		**9,127**	8,914
其他投資		**1,620**	39
衍生金融工具		**50**	—
僱員退休福利資產		**336**	296
遞延稅項資產		**1**	—
		56,893	54,525
流動資產			
存貨		**516**	466
應收營業及其他賬項	十	**1,448**	1,069
燃料價條款賬		**1,125**	1,197
銀行結存及其他流動資金	十一	**1,591**	1,426
		4,680	4,158
流動負債			
應付營業及其他賬項	十二	**(1,276)**	(1,282)
銀行透支一無抵押		**(7)**	(5)
銀行貸款及其他貸款流動部分		**(3,234)**	(1,400)
本期稅項		**(393)**	(229)
		(4,910)	(2,916)
流動(負債)/資產淨額		**(230)**	1,242
總資產減流動負債		**56,663**	55,767
非流動負債			
計息貸款		**(11,324)**	(10,832)
遞延應付賬項及其他應付賬項		**(443)**	(569)
衍生金融工具		**(457)**	—
客戶按金		**(1,476)**	(1,455)
遞延稅項負債		**(5,340)**	(5,237)
僱員退休福利負債		**(105)**	(102)
		(19,145)	(18,195)
減費儲備		**—**	—
發展基金		**(458)**	—
資產淨值		**37,060**	37,572
資本及儲備			
股本	十三	**2,134**	2,134
儲備		**34,926**	35,438
		37,060	37,572

載於第十一頁至第二十頁之附註為本財務報表之一部分。

未經審核綜合損益表

截至二零零五年六月三十日止之六個月

	附註	截至六月三十日止之六個月 二零零五年 港幣百萬元計	 二零零四年 港幣百萬元計 重報
營業額	三	**5,363**	5,327
直接成本		**(1,993)**	(1,989)
		3,370	3,338
其他收入及收益淨額		**482**	439
其他營運成本		**(409)**	(351)
財務成本		**(298)**	(302)
經營溢利	四	**3,145**	3,124
所佔聯營公司溢利減虧損		**259**	184
除稅前溢利		**3,404**	3,308
收益稅	五	**(659)**	(637)
除稅後溢利		**2,745**	2,671
管制計劃調撥撥入：	六		
發展基金		**(458)**	(481)
減費儲備		**—**	—
		(458)	(481)
股東應得溢利			
香港業務		**1,974**	1,961
海外業務		**313**	229
總數		**2,287**	2,190
中期股息	七	**1,238**	1,238
每股溢利	八	**107分**	103分
每股中期股息	七	**58分**	58分

載於第十一頁至第二十頁之附註為本財務報表之一部分。

財務回顧（續）

集團的庫務政策是不參與投機性交易。根據庫務指引採用遠期合約、利率及外匯掉期合約以管理外幣交易風險。於二零零五年六月三十日，集團超過百分之九十九之交易風險已作對沖或以港元或美元為單位。海外投資所產生的外匯風險，已安排當地貨幣借款或將外幣借款掉換為當地貨幣以對沖部份之外匯風險。集團利用利率掉期和利率期權合約以管理利率風險。於二零零五年六月三十日，未履行的衍生工具合約名義總額為港幣等值一百五十二億八千四百萬元(於二零零四年十二月三十一日為港幣二百零五億九千八百萬元)。

或有負債

於二零零五年六月三十日，本公司就給予聯營公司的開發保證而作出擔保合共港幣三千三百萬元(於二零零四年十二月三十一日為港幣三千五百萬元)。

於二零零五年六月三十日，本公司就附屬公司之銀行及其他借款及就附屬公司之財務承擔合共港幣等值八十五億四千二百萬元(於二零零四年十二月三十一日為港幣一百一十一億三千六百萬元)而作出擔保及賠償保證。在該或有債務中，港幣八十二億四千一百萬元已反映在集團的綜合資產負債表內。

於二零零五年六月三十日，集團之全資附屬公司香港電燈有限公司就一項電費貸款計劃合共港幣一百萬元(於二零零四年十二月三十一日為港幣一百萬元)及就一項於租約期滿日之港幣二億一千萬元(於二零零四年十二月三十一日為港幣二億一千萬元)設備租賃而向第三者作出擔保。

僱員

集團繼續採用按員工表現以釐定薪酬的政策，及經常留意市場薪酬水平以確保薪酬具競爭力。截至二零零五年六月三十日止之六個月，除董事酬金外，集團的員工薪酬總支出達港幣四億四千七百萬元(二零零四年為港幣四億六千八百萬元)。於二零零五年六月三十日，集團長期僱員人數為二千零一十三名(二零零四年為二千零八十三名)。集團並無優先認股計劃。

集團除給予大學畢業生、見習技術員和學徒完善培訓課程外，亦提供語言、電腦知識、與本行業有關的先進技術及各樣與工作相關的訓練課程，藉此增加員工多方面的技術和知識。

財務回顧

資本開支，流動資金，財政資源及資本負債比率

期內之資本開支為港幣十五億三千四百萬元，該資本開支主要以內部資源及向外貸款支付。於二零零五年六月三十日，向外貸款總額為港幣一百五十二億二千萬元（於二零零四年十二月三十一日為港幣一百二十九億九千七百萬元），包括無抵押之銀行貸款、無抵押之遞延應付賬項及已發行之債務證券。向外貸款之增加主要由於收購英國Northern Gas Networks Limited百分之十九點九權益已在六月完成。

於二零零五年五月，集團藉著當期時的低利率環境發行了第二系列十年期之港幣五億元定息票據，其票面息率為年息四點一五厘及還款期至二零一五年五月。於二零零五年六月三十日，集團已承擔但未動用之信貸總額為港幣二十六億二千三百萬元（於二零零四年十二月三十一日為港幣五十三億七千六百萬元）。此外，我們的流動資金達港幣十五億八千四百萬元（於二零零四年十二月三十一日為港幣十四億二千一百萬元）。於二零零五年六月三十日之資本負債比率（淨負債／股東資金）為百分之三十七（於二零零四年十二月三十一日為百分之三十一）。

庫務政策及資本結構

集團繼續確保以各種不同而又優越的財務資源提供業務所需資金，及已承擔之信貸安排和營運現金已足夠應付再融資及業務發展之資金需要。

於二零零五年六月三十日，集團向外貸款為港幣一百五十二億二千萬元，其結構如下：

（一） 百分之五十六以港元為單位或透過有效對沖為港元及百分之四十四以澳元為單位或透過有效掉換為澳元；

（二） 百分之七十九為銀行貸款，百分之十七為資本市場工具及百分之四為供應商信貸；

（三） 百分之二十二貸款在一年內償還，百分之五十八貸款償還期為二至五年及百分之二十貸款償還期超越五年；

（四） 百分之七十為定息或上限息類別及百分之三十為浮息類別。

董事局主席報告 *(續)*

展望

本港經濟持續好轉，若配合較正常的天氣情況，將可繼續刺激用電量。公司仍以進一步提升生產力，營運效率及改善環境為首要的工作目標。然而，燃煤價格仍然值得關注，因為現時的購煤合約價格，雖遠低於近期煤價歷史高位，令客戶得以受惠，但仍遠較歷年來的正常水平為高。

政府計劃於本年年底進行第二階段公眾諮詢工作，以助制訂二零零八年管制計劃協議屆滿後的監管模式。我們期待有關諮詢工作的展開，並歡迎有此機會繼續就這重要課題參與理性討論。

海外業務方面，我們有信心集團正面對的挑戰可完滿解決。這些挑戰包括要在澳洲Powercor及CitiPower的電價檢討工作中取得滿意的結果；在泰國Ratchaburi Power Company順利完成融資及開展建造工程；以及確保英國Northern Gas Networks在股權易手初期達到營運及財務指標等。我們從管理這些業務取得寶貴的經驗，加上集團強健的財務狀況，令我們可繼續物色能提供穩定收益而風險在可接受水平的投資機會。

本人謹此向董事局同寅、管理層及全體員工致謝，感謝他們竭誠服務，努力不懈及在各方面貢獻良多，並感謝股東一直的支持。

主席
麥理思

香港，二零零五年八月十一日

香港電燈有限公司(港燈)二零零四至二零零八年的財務計劃已於二零零五年六月二十八日獲行政會議通過，當中涉及至二零零八年五年內的工程項目，資本開支總額約港幣一百二十億元。有關開支實屬必需，以確保港燈可繼續滿足客戶電力需求及改善環境。獲批的項目包括在南丫發電廠擴建部分安裝一台300兆瓦天然氣發電機組及擴建部分的配套設施；將一台燃油發電機組改裝為燃氣機組；於南丫島大嶺設立一台具商業規模的800千瓦風力發電站；以及為兩台燃煤機組加裝煙氣脫硫裝置及改裝低氮氧化物燃燒器。此計劃並未包括涉及二零零八年後投產的資產之資本開支。

港燈於二零零五年四月，就政府於一月底推出的《香港電力市場未來的發展第一階段諮詢文件》提交回應文件，陳述在一系列相關課題上的意見。政府共收到七百六十六份來自社會不同界別的書面回應，以及一百七十五個在網上專題論壇發表的意見。當中大部份有表達意見的人士認為，應以維持可靠及安全的電力供應為首要目標，以及支持延續《管制計劃協議》形式的安排。港燈對此表示高興，並認同這些觀點。

海外業務方面，集團的澳洲業務繼續維持良好表現。售電量上升及營運效率持續提升帶來穩健的財務表現，然而早前當地遇到特大風暴，令供電可靠性受到影響。ETSA已於五月與監管機構完成分銷價格檢討，新收費於二零零五年七月一日開始生效，為期五年。Powercor和CitiPower亦正進行同樣的檢討，新收費將於二零零六年一月一日起生效。

在泰國，Ratchaburi Power Company在籌建容量達1,400兆瓦的燃氣電廠項目上，取得顯著進展。項目的所有環境批核已獲通過，建造許可證已批出，而一份有關設備供應及建造的合約亦已經達成。電廠建造工程預期於明年年初展開，並於二零零八年投產，而項目融資工作亦已進入後期階段。

收購英國Northern Gas Networks Limited股權的工作於六月完成。該公司是英國八個受監管的氣體分銷網絡之一，集團持有百分之十九點九權益。

董事局主席報告

中期業績

二零零五年集團首六個月未經審核之綜合溢利，經扣除稅項及作管制計劃調撥後，為港幣二十二億八千七百萬元，較去年同期增加百分之四點四。期內儘管香港電燈有限公司溢利低於去年同期水平，但集團其他業務，特別是海外業務的溢利貢獻理想，達港幣三億一千三百萬元(二零零四年為港幣二億二千九百萬元)，遠遠抵銷有關影響。

中期息

董事局宣佈二零零五年度中期息為每股五角八分(二零零四年為五角八分)。股息將於二零零五年九月二十三日派發予二零零五年九月二十二日已登記在股東名冊之股份持有人。

本公司將於二零零五年九月十五日至二零零五年九月二十二日(首尾兩天包括在內)停止辦理過戶手續。擬收取中期息之人士，須於二零零五年九月十四日下午四時前向股權登記處辦理過戶手續。

業務

期內香港的經濟狀況雖然較去年同期有所改善，但由於天氣較為清涼，售電量較預期為低，加上受多項節約能源計劃的影響，導致今年上半年的售電量與去年相若。

南丫發電廠擴建工程進展良好，第九號發電機組的主廠房及275千伏開關站已大致完成；煙囪及地底設施的工程，以及機組設施的安裝工作亦正按計劃進行，配合發電機組在二零零六年年中投產。

由深圳至南丫發電廠長達九十三公里的海底氣體管道已鋪設完成，管道可望於二零零六年五月接收天然氣。位於深圳的液化天然氣站則仍在興建當中，預期於二零零六年六月落成。本集團持有上述氣站百分之三股權。


hongkong
electric

香港電燈集團有限公司

Hongkong Electric Holdings Ltd.

二零零五年中期報告